Exhibit 4.2.1

AMENDMENT NO. 2 TO WARRANT TO PURCHASE STOCK

This Amendment No. 2 to Warrant to Purchase Stock (“Amendment”) is entered into as of June 20, 2012 between SVB Financial Group (“Holder”) and Ceres, Inc. (“Company”).

Reference is made to that certain Warrant to Purchase Stock (the “Warrant”) issued by the Company in favor of Silicon Valley Bank having the issue date of August 16, 2004, as amended on March 1, 2010, as assigned by Silicon Valley Bank to Holder. The Warrant originally granted to Holder the right to purchase 18,461 shares of the Company’s Series E Preferred Stock at a Warrant Price of $6.50 per share. Terms defined in the Warrant are used herein as therein defined. As a result of the initial public offering of the shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), the number and/or class of securities issuable upon exercise or conversion of this Warrant has changed.

Pursuant to Article 2 of the Warrant, the Warrant is hereby amended as follows:

Number of Shares:	“6153.67”

Class of Stock:	“Common Stock”

Warrant Price:	“$19.50 per share”

This Amendment and the Warrant set forth in full all of the representations and agreements between the parties with respect to the subject matter hereof and supersede all prior discussions, representations, agreements and understandings between the parties with respect to the subject hereof. Except as herein expressly amended, all of the terms and provisions of the Warrant shall continue in full force and effect and the same are hereby ratified and confirmed. This Amendment is deemed attached to and made part of the Warrant instrument, which all together shall comprise the Warrant instrument.

Company:		Holder:

Ceres, Inc.		SVB Financial Group

By:	/s/ Paul Kuc	By:	/s/ Scott Newman
Name: Paul Kuc		Title: Portfolio & Funding Manager
Title: Chief Financial Officer

Ceres, Inc.

By:	/s/ Richard Hamilton
Name: Richard Hamilton
Title: President & Chief Executive Officer